Exhibit 21

SUBSIDIARIES OF GENEREX BIOTECHNOLOGY CORPORATION

Name	Place of Incorporation

Generex Pharmaceuticals, Inc.	Ontario, Canada

Generex (Bermuda), Inc.	Bermuda

Antigen Express, Inc.	Delaware, USA

All subsidiaries are 100% owned.

All subsidiaries conduct business only under their respective corporate names.